SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)


                                 Amendment No. 9


                                 Six Flags, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.025 per share
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                         (Title of Class of Securities)

                                    83001P109
         --------------------------------------------------------------
                                 (CUSIP Number)

                              Dennis J. Block, Esq.
                        Cadwalader, Wickersham & Taft LLP
                           One World Financial Center
                               New York, NY 10281
                                 (212) 504-5555
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      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                November 22, 2005
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 83001P109               SCHEDULE 13D         PAGE 2
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1       NAME OF REPORTING PERSON
        Red Zone LLC
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        20-1475706
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)  (a)|_|   (b)|X|

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3       SEC USE ONLY

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4       SOURCE OF FUNDS (See Instructions)
        WC

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5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

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                        7       SOLE VOTING POWER
                                0 shares of Common Stock
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 10,921,300 shares of Common Stock
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   0 shares of Common Stock

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                10,921,300 shares of Common Stock

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
          10,921,300 shares of Common Stock

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12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)   |_|

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          11.7%

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14        TYPE OF REPORTING PERSON (See Instructions)
          OO

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CUSIP NO. 83001P109               SCHEDULE 13D         PAGE 3
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1       NAME OF REPORTING PERSON
        Daniel M. Snyder
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        N/A
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)  (a)|_|   (b)|X|

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3       SEC USE ONLY

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4       SOURCE OF FUNDS (See Instructions)
        Not Applicable
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5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

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                        7       SOLE VOTING POWER
                                0 shares of Common Stock
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 10,921,300 shares of Common Stock
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   0 shares of Common Stock

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                10,921,300 shares of Common Stock

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
          10,921,300 shares of Common Stock

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)   |_|

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          11.7%

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14        TYPE OF REPORTING PERSON (See Instructions)
          IN

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INTRODUCTION

      This Amendment No. 9 (this "Amendment") relates to the Schedule 13D filed on behalf of Red Zone LLC, a Delaware limited liability company ("Red Zone"), and Daniel M. Snyder, an individual ("Mr. Snyder") (collectively, the "Reporting Persons") with the Securities and Exchange Commission on August 30, 2004, as amended by Amendment No. 1 filed on September 2, 2004, Amendment No. 2 filed on January 14, 2005, Amendment No. 3 filed on April 22, 2005, Amendment No. 4 filed on August 10, 2005, Amendment No. 5 filed on August 18, 2005, Amendment No. 6 filed on September 16, 2005, Amendment No. 7 filed on October 5, 2005 and Amendment No. 8 filed on October 20, 2005 (the "Schedule 13D"), relating to shares of common stock, par value $.025 per share ("Common Stock"), of Six Flags, Inc. (the "Company").

      Items 4 and 7 of the Schedule 13D are amended and supplemented as follows:

Item 4. Purpose of Transaction.

      On November 22, 2005, Red Zone, through its agent, Innisfree M&A Incorporated, hand-delivered to the offices of the Company's registered agent in Delaware, written consents from the holders of in excess of 57% of the Company's outstanding common stock as of October 24, 2005, the record date for the consent solicitation. The consents approve Red Zone's proposals to:

            (1) remove without cause Kieran Burke, James Dannhauser and Stanley Shuman from the Board and any other person or persons (other than the persons elected pursuant to the proposed action by written consent) elected or appointed to the Board of the Company prior to the effective date of Red Zone's proposals to fill any newly created directorship or vacancy on the Board;

            (2) elect Mark Shapiro, Daniel M. Snyder and Dwight Schar (the "Nominees") to fill the vacancies resulting from Proposal 1 to serve as members of the Board of the Company;

            (3) amend Section 4.1 of the Company's Bylaws to fix the number of directors permitted to serve on the Six Flags Board at seven;

            (4) amend Section 26.1 of the Company's Bylaws to require the unanimous vote of all directors in order for the Board to amend Section
      4.1 of the Bylaws, which fixes the number of directors constituting the Board;

            (5) amend Section 4.4 of the Company's Bylaws to provide that vacancies on the Six Flags Board created as a result of the removal of directors by Six Flags' stockholders may be filled only by a majority vote of Six Flags' stockholders; and

            (6) repeal each provision of the Company's Bylaws or amendments of the Bylaws that are adopted after September 13, 2004 (the last date of reported changes) and before the effectiveness of the foregoing Proposals and the seating of the Nominees on the Board.

      A copy of the press release announcing the success of Red Zone's consent solicitation is attached hereto as Exhibit 12.

      In addition, on November 22, 2005, Red Zone filed an application in Delaware Chancery Court seeking a summary finding that Messrs. Snyder, Shapiro and Schar are to be seated on the Board immediately and that Messrs. Burke, Dannhauser and Shuman have been removed from the Board. Red Zone also asked the Delaware court to protect stockholders' interests by requiring the Board to continue to manage the Company's business and affairs in the ordinary course of business pending the court's confirmation of the stockholder vote. Consistent with Red Zone's pledge to stockholders, any order sought would permit the board to continue its ongoing sales process and would only restrict the board from approving a transaction that is for less than the entire company or provides for payment of a break-up fee if stockholders do not approve the transaction or in which any member of the current board or management would have an interest that is not consistent with the interests of all stockholders.

      Red Zone also sent a letter to the Board, dated November 22, 2005. A copy of the letter is attached hereto as Exhibit 13.

      In addition to the consent solicitation and the Offer (as described in Red Zone's consent solicitation statement), the Reporting Persons may pursue other alternatives available in order to maximize the value of their investment in the Company. Such alternatives could include, without limitation, (i) the purchase of additional Common Stock in the open market, in privately negotiated transactions or otherwise and (ii) the sale of all or a portion of the Common Stock now owned or hereafter acquired by them. The Reporting Persons intend to contact and consult with other stockholders of the Company and third parties concerning the Company, its prospects and any or all of the foregoing matters.

      The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Company in light of their general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

      THIS AMENDMENT IS NOT A TENDER OFFER NOR AN OFFER WITH RESPECT THERETO. AN OFFER, IF COMMENCED, WILL BE MADE ONLY BY MEANS OF AN OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL. STOCKHOLDERS ARE URGED TO READ RED ZONE'S TENDER OFFER MATERIALS IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS WILL BE ABLE TO OBTAIN COPIES OF RED ZONE'S TENDER OFFER MATERIALS FREE OF CHARGE FROM THE SEC'S WEBSITE.

Item 7. Material to be Filed as Exhibits.

      EXHIBIT 12 Press Release, dated November 22, 2005.

      EXHIBIT 13 Letter to the Board of Directors of Six Flags, Inc., dated
                 November 22, 2005.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 22, 2005


RED ZONE LLC


By:/s/ Daniel M. Snyder
   ------------------------------------------
   Name:  Daniel M. Snyder
   Title: Managing Member


By:/s/ Daniel M. Snyder
   ------------------------------------------
   Daniel M. Snyder